UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 12, 2021

MedTech Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-39813	85-3009869
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

600 Fifth Avenue, 22nd Floor New York, NY 10022	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (908) 391-1288

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one Redeemable Warrant	MTACU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	MTAC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	MTACW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

On August 12, 2021, MedTech Acquisition Corporation, a Delaware corporation (“MTAC”), entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among MTAC, Memic Innovative Surgery Ltd., a private company organized under the laws of the State of Israel (the “Company” or “Memic”), and Maestro Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Memic (“Merger Sub”). The terms of the Business Combination Agreement, which contains customary representations and warranties, covenants and closing conditions and other terms relating to the Merger and the other transactions contemplated thereby, are summarized below. Capitalized terms used in this Current Report on Form 8-K, but not otherwise defined herein, have the meanings given to them in the Business Combination Agreement.

The Business Combination Agreement

Overview

Pursuant to the Business Combination Agreement, Merger Sub will merge with and into MTAC, with MTAC surviving as a wholly-owned subsidiary of Memic (the “Merger”). The Merger contemplates an implied enterprise valuation of Memic of $625,000,000 at the time of the signing of the Business Combination Agreement. Except with respect to the Price Adjustment Rights (as defined below), no purchase price adjustments will be made in connection with the closing of the transactions contemplated by the Business Combination Agreement. Assuming no shares of SPAC Class A Stock are redeemed by MTAC’s public stockholders as described below under “Redemption Offer,” immediately following the Effective Time, MTAC’s public stockholders will own approximately 24.66% of the outstanding Company Ordinary Shares (including, for such purposes, Company Ordinary Shares underlying Vested Company Options (as defined below) and Existing Company Warrants (as defined below)); MTAC’s sponsor, MedTech Acquisition Sponsor LLC, a Delaware limited liability company (the “MTAC Sponsor”), will own approximately 6.16% of the outstanding Company Ordinary Shares (including, for such purposes, Company Ordinary Shares underlying Vested Company Options and Existing Company Warrants); and the PIPE Investors (as defined below) will own approximately 7.53% of the outstanding Company Ordinary Shares (including, for such purposes, Company Ordinary Shares underlying Vested Company Options and Existing Company Warrants). The pro forma ownership percentages described in the foregoing sentence exclude the Company Warrants (as defined below) issued upon conversion of the SPAC Warrants (as defined below) in the Merger, the Company Ordinary Shares underlying the Price Adjustment Rights, and the Company Ordinary Shares issuable upon exercise of unvested Company options and any unallocated shares in the Company’s equity incentive plans.

Capital Restructuring

Immediately prior to the time the Merger becomes effective (the “Effective Time”), subject to the receipt of applicable approvals of Memic shareholders, (i) each outstanding preferred share of Memic (collectively, the “Company Preferred Shares”), including any Company Preferred Share issued prior to the Effective Time or issuable after the Effective Time upon exercise of warrants to purchase Company Preferred Shares (such warrants, the “Existing Company Warrants”), will be converted into Company Ordinary Shares in accordance with, and based on the applicable conversion ratio set forth in, the amended and restated articles of association of Memic (the “Conversion”), (ii) immediately following the Conversion, all outstanding Company Ordinary Shares, all Company Ordinary Shares underlying Existing Company Warrants, and all Company Ordinary Shares underlying vested options to purchase Company Ordinary Shares granted pursuant to the Company’s 2015 Equity Incentive Plan (“Vested Company Options”), will be reclassified into (A) Company Ordinary Shares and (B) certain rights to receive, without any further action required by the holders of such rights, additional Company Ordinary Shares that would be equal to the product of (a) seventeen percent (17%), multiplied by (b) the sum of (i) the total number of outstanding Company Ordinary Shares (as calculated immediately after the Effective Time and having given effect to the Redemption Offer to the SPAC stockholders as described below and the consummation of the PIPE Subscription Agreements as described below), plus (ii) the total number of Company Ordinary Shares underlying any outstanding, Vested Company Options and Existing Company Warrants (the “Price Adjustment Rights”), and (together, the “Reclassification”), and (iii) immediately following the Reclassification (and before consummating the PIPE Investment), Memic will effect a stock split of each then-outstanding Company Ordinary Share, each Company Ordinary Share underlying any outstanding and unexercised option to purchase Company Ordinary Shares granted pursuant to the Company’s 2015 Equity Incentive Plan, whether or not then vested or fully exercisable (the “Company Options”), and each Company Ordinary Share underlying any Existing Company Warrants, into such number of Company Ordinary Shares calculated by multiplying each such Company Ordinary Share by a “Split Factor” that is equal to the quotient obtained by dividing (A) $625,000,000 by (B) the total number of issued and outstanding Company Ordinary Shares plus the total number of Company Ordinary Shares underlying any outstanding Vested Company Options plus the total number of Company Ordinary Shares underlying any outstanding Existing Company Warrants (after giving effect to the Conversion), with the result of such calculation divided by (C) $10.00, all as further described in and as calculated in accordance with the Business Combination Agreement (the “Stock Split” and, together with the Conversion and Reclassification, the “Capital Restructuring”). Any Company Ordinary Shares underlying an outstanding option granted pursuant to the Company’s 2015 Equity Incentive Plan, whether vested or unvested, and any Company Ordinary Shares underlying the Existing Company Warrants will be equitably adjusted, including the applicable exercise price, to give effect to the Stock Split.

Effect of Merger; Merger Consideration

At the Effective Time, the shares of SPAC Class A Stock and the warrants to purchase shares of SPAC Class A Stock issued to the public (the “Public Warrants”) comprising each issued and outstanding SPAC Unit immediately prior to the Effective Time will be automatically separated, if not already separated prior to such time, and the holder thereof shall be deemed to hold one share of SPAC Class A Stock and one-third of one Public Warrant; provided that any fractional Public Warrants issuable to a holder upon the separation of the SPAC Units, will be rounded down to the nearest whole number of Public Warrants. All shares of MTAC that are owned by MTAC, the Merger Sub, Memic or any of their respective subsidiaries immediately prior to the Effective Time (the “Excluded Shares”) will be automatically cancelled without consideration.

At the Effective Time, other than the Excluded Shares, (i) each share of SPAC Class B Stock issued and outstanding immediately prior to the Effective Time by virtue of the Merger and upon the terms and subject to the conditions set forth in the Business Combination Agreement, will be converted into and will for all purposes represent only the right to receive one Company Ordinary Share and (ii) each share of SPAC Class A Stock issued and outstanding immediately prior to the Effective Time (after giving effect to any redemptions by MTAC’s public stockholders), by virtue of the Merger and upon the terms and subject to the conditions set forth in the Business Combination Agreement, will be converted into and will for all purposes represent only the right to receive one Company Ordinary Share. The aggregate number of Company Ordinary Shares into which shares of SPAC Class A Stock and SPAC Class B Stock are converted pursuant to the Business Combination Agreement is referred to herein as the “Merger Consideration.”  All of the shares of SPAC Class A Stock and SPAC Class B Stock converted into the right to receive the Merger Consideration will no longer be outstanding and will cease to exist, and each holder of any shares of SPAC Class A Stock or SPAC Class B Stock will thereafter cease to have any rights with respect to such securities, except the right to receive the applicable portion of the Merger Consideration into which such shares of SPAC Class A Stock and SPAC Class B Stock have been converted. The Merger Consideration does not include any, or any rights to receive any consideration in respect of, the Price Adjustment Rights.

Further, at the Effective Time, each Public Warrant and each warrant to purchase one share of SPAC Class A Stock issued to MTAC Sponsor that is outstanding and unexercised immediately prior to the Effective Time (collectively, the “SPAC Warrants”) shall be converted into and become a warrant to purchase one Company Ordinary Share (but not the right to receive or purchase any Price Adjustment Rights) (“Company Warrants”).

Finally, immediately following the consummation of the Merger, MTAC shall contribute at least fifty percent (50%) of its total cash and liquid assets (after taking into account the payment of redemption payments and payment of expenses incurred by MTAC in connection with the Merger) to Memic Inc. in exchange for such number of shares of capital stock of Memic Inc. representing an 80% or greater interest in Memic Inc. MTAC shall be permitted to make distributions to the Company to the extent permitted by the Sponsor Letter Agreement described below immediately following consummation of the Merger and before the foregoing contribution, subject to the terms of the SPAC Sponsor Letter Agreement described below.

Price Adjustment Rights

Price Adjustment Rights are rights to receive up to an additional 17,235,450 Company Ordinary Shares in the aggregate, subject to customary adjustments and to the following:

(i)       unless earlier automatically exercised upon an Acceleration Event (as defined below), 19.606% of the aggregate Price Adjustment Rights (the “First Tranche”) will automatically be exercised if, at any time on or prior to the fifth anniversary of the date of the closing of the Merger (the “Closing Date”), the Stock Price (as defined below) of the Company Ordinary Shares is greater than or equal to $12.50 over any 15 trading days within any period of 30 consecutive trading days. If the First Tranche of Price Adjustment Rights has not been automatically exercised by the fifth anniversary of the Closing Date, then the First Tranche of the Price Adjustment Rights shall be automatically forfeited without consideration and shall cease to exist;

(ii)      unless earlier automatically exercised upon an Acceleration Event, 19.606% of the Price Adjustment Rights (the “Second Tranche”) will automatically be exercised if, at any time on or prior to the fifth anniversary of the Closing Date, the Stock Price of the Company Ordinary Shares is greater than or equal to $15.00 over any 15 trading days within any period of 30 consecutive trading days. If the Second Tranche of Price Adjustment Rights has not been automatically exercised by the fifth anniversary of the Closing Date, then the Second Tranche of the Price Adjustment Rights shall be automatically forfeited without consideration and shall cease to exist;

(iii)     unless earlier automatically exercised upon an Acceleration Event, 19.612% of the Price Adjustment Rights (the “Third Tranche”) will automatically be exercised if, at any time on or prior to the fifth anniversary of the Closing Date, the Stock Price of the Company Ordinary Shares is greater than or equal to $17.50 over any 15 trading days within any period of 30 consecutive trading days. If the Third Tranche of Price Adjustment Rights has not been automatically exercised by the fifth anniversary of the Closing Date, then the Third Tranche of the Price Adjustment Rights shall be automatically forfeited without consideration and shall cease to exist;

(iv)     unless earlier automatically exercised upon an Acceleration Event, 41.176 % of the Price Adjustment Rights (the “Fourth Tranche”) will automatically be exercised if, at any time on or prior to the fifth anniversary of the Closing Date, the Stock Price of the Company Ordinary Shares is greater than or equal to $20.00 over any 15 trading days within any period of 30 consecutive trading days. If the Fourth Tranche of Price Adjustment Rights has not been automatically exercised by the fifth anniversary of the Closing Date, then the Fourth Tranche of the Price Adjustment Rights shall be automatically forfeited without consideration and shall cease to exist.

Immediately after the Effective Time, the aggregate number of Price Adjustment Rights shall be automatically reduced, without any further action on the part of the Company or the holders thereof, to equal the product of (a) seventeen percent (17%), multiplied by (b) the sum of (i) the total number of outstanding Company Ordinary Shares (as calculated immediately after the Effective Time and having given effect to the SPAC Stockholder Redemption), plus (ii) the total number of Company Ordinary Shares underlying any outstanding Vested Company Options and Existing Company Warrants.

“Acceleration Event” means (i) a sale, lease, license or other disposition, in a single transaction or a series of related transactions, of fifty percent (50%) or more of the assets of the Company and its subsidiaries, taken as a whole; (ii) a merger, consolidation or other business combination of the Company resulting in any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Closing Date) acquiring at least fifty percent (50%) of the combined voting power of the then outstanding securities of the Company or the surviving entity outstanding immediately after such combination (for the avoidance of doubt, excluding any Price Adjustment Rights that may be issued in connection with such transaction(s)); or (iii) any person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Closing Date) obtaining beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of the voting shares of the Company representing more than fifty percent (50%) of the voting power of the share capital of the Company entitled to vote for the election of directors of the Company.

“Stock Price” means the daily volume-weighted average closing price of one Company Ordinary Share reported as of 4:00 p.m., New York, New York time on any trading day, as reported by Bloomberg Financial L.P. using the AQR function.

Representations, Warranties and Covenants

Each of Memic, MTAC and Merger Sub has made representations, warranties and covenants in the Business Combination Agreement that are customary for transactions of this nature, including their ability and authority to enter into the Business Combination Agreement and their capitalization. The representations and warranties of MTAC, Merger Sub and Memic will not survive the closing of the Merger.

Governance

After the consummation of the Merger, the current officers of the Company will remain officers of the Company, and the Company’s board of directors shall thereafter consist of seven (7) directors, which shall include (i) three (3) non-executive directors designated by the Company, (ii) one (1) additional director designated by the Company, subject to the approval of MTAC, (iii) two (2) non-executive directors designated solely by MTAC, and (iv) one (1) additional director designated by MTAC, subject to the approval of the Company; provided that at least a majority of the authorized number of directors on the Company’s Board of Directors following the Merger shall qualify as “independent directors” pursuant to NASDAQ listing standards.

Incentive Equity Plan

The Business Combination Agreement provides that prior to the closing of the Merger, Memic will approve and adopt, subject to receipt of Company shareholder approval, an equity incentive plan in an agreed upon form pursuant to which Memic will hire and incentivize its and its subsidiaries’ directors, managers, executives and other employees, consultants and service providers following the closing of the Merger. The number of Company Ordinary Shares to be reserved for issuance under the equity incentive plan will be equal to 15% of the Company’s post-closing fully diluted share amount (excluding, for such purposes, the Price Adjustment Rights).

Conditions to Closing

General Conditions

The obligation of the parties to consummate the transactions contemplated by the Business Combination Agreement is conditioned on, among other things, the satisfaction or waiver (where permissible) by MTAC and Memic of the following conditions, (i) the requisite stockholders of MTAC and shareholders of Memic have approved and adopted the Merger (including, for purposes of the MTAC stockholder vote, the approval of the holders of a majority of MTAC shares other than those shares held by the MTAC Sponsor); (ii) there will not be in effect any injunction or other order of any governmental entity of competent jurisdiction prohibiting, enjoining, restricting or making illegal the consummation of the transactions contemplated by the Business Combination Agreement; (iii) the registration statement on Form F-4 that Memic intends to file with the Securities and Exchange Commission (“SEC”) will have become effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to such registration statement; and (iv) the Company Ordinary Shares and Company Warrants issuable in accordance with the terms of the Business Combination Agreement shall have been approved for listing on the Nasdaq Capital Market (or any other public stock market or exchange in the United States as may be agreed by the Memic and MTAC), subject to notice of official issuance.

Memic and Merger Sub Conditions to Closing

The obligations of Memic and Merger Sub to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or waiver by Memic of, among others, the following additional conditions:

•	The accuracy of the representations and warranties of MTAC (subject to certain bring-down standards);
•	The performance in all material respects of the covenants of MTAC required by the Business Combination Agreement to be performed on or prior to the closing of the Merger;
•	No material adverse effect with respect to MTAC shall have occurred between the date of the Business Combination Agreement and the closing of the Merger;
•	MTAC having delivered certain customary officer’s and secretary’s certificates;
•	The result of the aggregate amount of (a) cash contained in the Trust Account immediately prior to the Closing and available for release to MTAC, after (i) giving effect to the payment of the aggregate amount of all payments required to be made by MTAC in connection with the SPAC Stockholder Redemption (the “Aggregate SPAC Stockholder Redemption Payments Amount”) and (ii) repayment of any and all promissory notes that are issued by MTAC to the MTAC Sponsor to meet the working capital needs of MTAC (together, the “SPAC Cash”), plus (b) the aggregate amount of immediately available funds paid by the investors for the Company Ordinary Shares issuable in the PIPE Investment, equals or exceeds $250,000,000;
•	MTAC has at least $5,000,001 of net tangible assets following the SPAC Stockholder Redemption; and
•	MTAC shall have delivered, or shall have caused to be delivered, to Memic an undertaking to the Israeli Innovation Authority in the prescribed form, duly executed by the MTAC Sponsor.

MTAC Conditions to Closing

The obligations of MTAC to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or waiver by MTAC of, among others, the following additional conditions:

•	The accuracy of the representations and warranties of Memic and Merger Sub (subject to certain bring-down standards);
•	The performance in all material respects of the covenants of Memic and Merger Sub required by the Business Combination Agreement to be performed on or prior to the Closing;
•	No material adverse effect with respect to Memic and Merger Sub shall have occurred between the date of the Business Combination Agreement and the closing of the Merger;
•	Memic and Merger Sub having delivered certain customary officer’s and secretary’s certificates;
•	Memic shall have delivered, or shall have caused to be delivered, to MTAC a written determination of the holders of a majority of the then issued and outstanding Company Preferred Shares, that the Price Adjustment Rights, the Merger Consideration, the Company Warrants and the Company Ordinary Shares issuable upon exercise of the Company Warrants shall be exempt and excluded from the definition of Additional Shares (as such term is defined in the Company’s current Articles of Association);
•	The Aggregate SPAC Stockholder Redemption Payments Amount shall not exceed fifty percent (50%) of the aggregate amount of cash contained in the Trust Account immediately prior to the Closing and the payment of such Aggregate SPAC Stockholder Redemption Payments Amount; and
•	Memic shareholders owning at least 1% of the outstanding shares of Memic capital stock shall have entered into the Lock-Up Agreement with Memic and MTAC Sponsor and such agreement shall be in full force and effect.

Termination

The Business Combination Agreement may be terminated at any time prior to the consummation of the Merger, as follows:

•	by mutual written consent of MTAC and Memic;
•	by either MTAC or Memic, if (i) the Closing of the transactions contemplated in the Business Combination Agreement has not occurred by March 11, 2022 (the “Outside Date”), except that the right to so terminate the Business Combination Agreement will not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of the Business Combination Agreement or (ii) if a governmental entity has issued any final non-appealable order, or any applicable legal requirement is in effect, making the transactions contemplated by the Business Combination Agreement illegal or permanently prohibiting such transactions, including the Merger;
•	by Memic, if (i) any representation or warranty of MTAC was inaccurate as of the date of the Business Combination Agreement or becomes inaccurate or if MTAC has breached any of its covenants or agreements and has not cured such breach within the time periods provided for in the Business Combination Agreement (subject to a 30-day cure period if curable before the Outside Date) or (ii) at the meeting of MTAC’s stockholders held to approve the Merger (including any adjournments thereof), the Business Combination Agreement, the Merger and the other transaction proposals contemplated by the Business Combination Agreement are not duly adopted by MTAC’s stockholders by the requisite vote under applicable legal requirements and MTAC’s organizational documents; and
•	by MTAC, if (i) any representation or warranty of Memic or Merger Sub was inaccurate as of the date of the Business Combination Agreement or becomes inaccurate or if Memic or Merger Sub has breached any of its covenants or agreements and has not cured such breach within the time periods provided for in the Business Combination Agreement (subject to a 30-day cure period if curable before the Outside Date), (ii) the Business Combination Agreement, the Merger, and the other transaction proposals contemplated by the Business Combination Agreement are not duly adopted by Memic’s shareholders by the requisite vote under applicable legal requirements and Memic’s organizational documents at the meeting of Memic’s shareholders held to approve the Merger (including any adjournments thereof) by the date of the meeting of MTAC’s stockholders held to approve the Business Combination Agreement, the Merger and the other transaction proposals contemplated by the Business Combination Agreement, or (iii) Memic has not delivered to MTAC audited financial statements for Memic’s fiscal year ending December 31, 2020, and such other financial statements of Memic that are required to satisfy SEC’s filing requirements obtained from a “big four” accounting firm by October 12, 2021.

The Business Combination Agreement has been approved by MTAC’s board of directors and Memic’s board of directors, and the MTAC board has recommended that MTAC’s stockholders adopt the Business Combination Agreement and approve the Merger.

Redemption Offer

Pursuant to MTAC’s certificate of incorporation and in accordance with the terms of the Business Combination Agreement, MTAC will provide its public stockholders with the opportunity to redeem upon the completion of the Merger, all or a portion of their shares of Company Class A Stock outstanding prior to the consummation of the Merger at a per-share price, payable in cash, equal to the aggregate amount on deposit, as of two business days prior to the date of consummation of the Merger, in the Trust Account, which holds the proceeds of MTAC’s initial public offering, including any interest earned on such funds and not previously released to MTAC to pay its taxes, divided by the number of then outstanding public shares of Company Class A Stock.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing summary of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement has been included as an exhibit to this Current Report on Form 8-K to provide investors with information regarding its terms. It is not intended to provide any other factual information about MTAC, Memic, or any other party to the Business Combination Agreement or any related agreement. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in the representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. MTAC does not believe that these schedules contain information that is material to an investment decision. Investors are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

Sponsor Letter Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, in support of the Merger, MTAC Sponsor, and certain members of MTAC’s board of directors or its management team (each an “Insider” and collectively, the “Insiders” and, together with MTAC Sponsor, the “Sponsor Group”), entered into and delivered to Memic a letter agreement (the “Sponsor Letter Agreement”) by which the Sponsor Group agreed to (i) vote all shares of SPAC Class B Stock and all shares of SPAC Class A Stock beneficially owned by him, her or it in favor of the Merger and each other proposal related to the Merger included on the agenda for the special meeting of stockholders relating to the Merger; (ii) when such meeting of stockholders is held, appear at such meeting or otherwise cause the SPAC Class B Stock or SPAC Class A Stock beneficially owned by him, her or it to be counted as present thereat for the purpose of establishing a quorum; and (iii) vote all SPAC Class B Stock and SPAC Class A Stock Shares beneficially owned by him, her or it against any action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Business Combination Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of MTAC under the Business Combination Agreement or result in a breach of any covenant or other obligation or agreement of MTAC Sponsor or any Insider contained in the Sponsor Letter Agreement.

Pursuant to the terms of the Sponsor Letter Agreement, each member of the Sponsor Group agrees not to sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of, or enter into any contract or option to do any of the foregoing, with respect to any SPAC Class B Stock and SPAC Class A Stock beneficially owned by him, her or it, prior to the Effective Time, either voluntarily or involuntarily, other than (i) to MTAC’s officers or directors, any affiliates or family members of any MTAC officer or directors, any member of MTAC Sponsor or its affiliates, or any affiliates of MTAC Sponsor; (ii) by private sales or transfers made in connection with the transactions contemplated by the Business Combination Agreement, and (iii) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of MTAC Sponsor, only if any such transferee enters into a written agreement with MTAC agreeing to be bound by certain provisions of the Sponsor Letter prior to such transfer.

In consideration of the foregoing, Memic agrees to use reasonable best efforts during the two-year period following the Closing Date to comply with the following:

•	Memic shall not cause, and shall not permit any Subsidiary of the Company to cause, MTAC to be dissolved, liquidated, or otherwise cease to be treated as a corporation for U.S. federal income tax purposes.

•	Memic shall not dispose of, and shall not cause or permit any of its subsidiaries to dispose of, any MTAC Shares or any shares of capital stock of Memic Inc., other than as a result of a transfer to another subsidiary of Memic.

•	Immediately following the consummation of the Merger, MTAC shall contribute at least fifty percent (50%) of its total cash and liquid assets (after taking into account the payment of the Aggregate SPAC Stockholder Redemption Payments Amount and payment of expenses incurred by MTAC in connection with the Merger) to Memic Inc., in exchange for such number of shares of capital stock of Memic Inc. representing an 80% or greater interest in Memic Inc., as calculated based on the book value of such capital stock on the Closing Date.

•	Following the Merger, Memic Inc. shall use the cash and other liquid assets contributed to it to make loans to the Company for use in its business activities or for use by Memic Inc. in its business activities, as described in the Sponsor Letter Agreement, and MTAC shall be prohibited from distributing to the Company an aggregate amount in excess of (i) $125,000,000, minus (ii) the Aggregate SPAC Stockholder Redemption Payments Amount paid out of the Trust Account.

The foregoing summary of the Sponsor Letter Agreement is qualified in its entirety by reference to the text of the Sponsor Letter Agreement, which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Voting Agreements

Concurrently with the execution and delivery of the Business Combination Agreement, certain holders of Company Shares (each, a “Voting Party” and together, the “Voting Parties”) entered into voting agreements (the “Voting Agreements”) with MTAC. Under the Voting Agreements, each Voting Party agreed to (i) whether at a special meeting of Memic’s shareholders or by action by written consent, vote all of the Company Shares beneficially owned or held by such Voting Party (as applicable, and together, the “Voting Shares”) in favor of adoption of the Business Combination Agreement, the Merger and related transactions contemplated by the Business Combination Agreement (including the Capital Restructuring), and (ii) vote against any action or proposal (A) concerning any Memic Acquisition Proposal (as defined below) and (B) that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Business Combination Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of Memic under the Business Combination Agreement that would result in the failure of any conditions to closing set forth therein to be satisfied. In addition, the Voting Agreements require each Voting Party to provide a proxy to appoint Memic, or any designee of Memic to vote such Voting Party’s Voting Shares (or act by written consent in respect of such shares) accordingly.

A “Memic Acquisition Proposal” means any inquiry, proposal or offer from any person (other than MTAC and its representatives) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) 25% or more of either (1) the Company Ordinary Shares outstanding immediately prior to the Effective Time (after giving effect to the Conversion) or (2) the Company Ordinary Shares that, immediately prior to the Effective Time, are issuable upon exercise in full of the Vested Company Options and Existing Company Warrants (giving effect to the Conversion) (the “Outstanding Memic Equity Securities”) or (B) 25% or more (based on the fair market value thereof, as determined by the Board of Directors of Memic) of the assets (including capital stock of the subsidiaries of Memic) of Memic and its subsidiaries, taken as a whole, (ii) any tender offer or exchange offer that, if consummated, would result in any person owning, directly or indirectly, 25% or more of the Outstanding Memic Equity Securities or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving Memic pursuant to which any person (other than MTAC) would own, directly or indirectly, 25% or more of the equity securities of Memic or of the surviving entity in a merger or the resulting direct or indirect parent of Memic or such surviving entity.

The Voting Agreements also require the Voting Parties not to directly or indirectly (i) solicit, initiate, knowingly encourage or knowingly facilitate, discuss or negotiate, any inquiry, proposal, or offer that constitutes, or may reasonably be expected to result in or lead to any Memic Acquisition Proposal; (ii) furnish or disclose any non-public information about Memic to any person that would reasonably be expected to lead to a Memic Acquisition Proposal (except that the Voting Party will be permitted to disclose non-public information about Memic to its limited partners, members, or shareholders for the limited purpose of securing the corporate or other power and authority to execute and perform the Voting Agreement, provided the Voting Party takes reasonable efforts to cause such Persons to comply with the Voting Agreement’s confidentiality provision); (iii) enter into any contract or other arrangement or understanding regarding a Memic Acquisition Proposal; or (iv) otherwise knowingly cooperate in any way with, or knowingly assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

Pursuant to the terms of the Voting Agreements, each Voting Party also agrees not to, directly or indirectly, prior to the termination of the Voting Agreement, except in connection with the consummation of the Merger, (i) transfer or otherwise dispose of, either voluntarily or involuntarily, or enter into any contract or option with respect to the transfer of any of the Voting Party’s Voting Shares or (ii) take any action that would make any representation or warranty of the Voting Party in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling the Voting Party from performing its obligations under the Voting Agreement, in each case subject to certain permitted transfers (provided that such permitted transferees agree to be bound by the same transfer restrictions set forth in the Voting Agreement).

Finally, the Voting Parties agree to terminate, with respect to its Voting Shares, that certain Third Amended and Restated Investors’ Rights Agreement, dated as of November 23, 2020, among Memic and the investors party thereto, as amended, subject to the occurrence of, and effective immediately prior to, the Effective Time.

Confidentiality and Lock-Up Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, in support of the Business Combination, the MTAC Sponsor, and certain shareholders of Memic (collectively, with MTAC Sponsor the “Shareholder Parties”) have entered into and delivered a Confidentiality and Lock-Up Agreement (the “Lock-Up Agreement”), pursuant to which the Shareholder Parties have agreed not to transfer any Company Ordinary Shares held by them until the one year anniversary of the Effective Time, subject to early release if the stock price of the Company Ordinary Shares is greater than or equal to $12.00 for any 20 trading days within any period of 30 consecutive trading days (as further described therein, and which will apply starting on the 150-day anniversary of the Effective Date), subject to certain permitted transfers (provided that such permitted transferees agree to be bound by the same transfer restrictions set forth in the Lock-Up Agreement).

Registration Rights Agreement

As a condition to closing the Business Combination Agreement, Memic, MTAC Sponsor and certain Memic equityholders (collectively with the MTAC Sponsor, the “Memic Holders”) will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) that will become effective at the Effective Time, pursuant to which Memic agreed to file a shelf registration statement, by no later than ninety (90) business days after the Closing Date to register the resale of the Company Ordinary Shares and Existing Company Warrants. The Registration Rights Agreement also provides the Memic Holders with (i) piggyback registration rights and (ii) three demand rights in any twelve-month period for an underwritten shelf takedown, provided that the demanding holders propose to sell securities with a total offering price reasonably expected to exceed, in the aggregate, $50 million in each underwritten shelf takedown. The Registration Rights Agreement provides that Memic will pay certain expenses relating to such registration and indemnify the Memic Holders against certain liabilities. In the event the Business Combination Agreement is terminated in accordance with its terms, the Registration Rights Agreement shall automatically terminate and be of no further force and effect. Effective as of the closing of the Merger, (i) the existing registration rights agreement of MTAC, dated December 17, 2020, will automatically terminate and be of no further force and effect, and (ii) the Third Amended and Restated Investors’ Rights Agreement, dated as of November 23, 2020, among Memic and the investors party thereto, as amended, will automatically terminate and be of no further force and effect.

PIPE Subscription Agreements

Concurrently with the execution and delivery of the Business Combination Agreement, Memic has entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which, on the terms and subject to the conditions set forth therein, immediately prior to the Effective Time, but after giving effect to the Capital Restructuring, such investors will purchase from Memic upon the Closing newly issued Company Ordinary Shares for aggregate gross proceeds of $76,350,000 (the “PIPE Investment”). Such PIPE Investors include, but are not limited to, certain management and board members of MTAC.

The PIPE Subscription Agreements provide for certain registration rights. In particular, Memic is required to, no later than 30 calendar days following the Closing Date, file with the SEC a registration statement registering the resale of such shares and naming each PIPE Investor as a selling shareholder thereunder. Additionally, Memic is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or ninetieth (90th) calendar day if the SEC notifies Memic that it will “review” the registration statement) following the filing date thereof and (ii) the 5th business day after the date Memic is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. Within two (2) business days of notification that any registration state has been declared effective by the SEC, Memic must file the final prospectus under Rule 424 under the Securities Act.

Memic must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (x) the date the PIPE Investors no longer hold any registrable shares and (y) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144 under the Securities Act.

The Company Ordinary Shares were offered and sold to the PIPE Investors in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act, based on the fact that the sale will have been made without any general solicitation or advertising and based on representations from each PIPE Investor, among other things, that (a) it was a qualified institutional buyer or an accredited investor (to the extent applicable), (b) it was purchasing the shares for its own account investment, and not with a view to distribution, (c) it had been given access to information regarding MTAC, Memic and the Merger, and (d) it understood that the offer and sale of the shares was not registered and the shares may not be publicly sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

Exhibits

A copy of the Business Combination Agreement, the Sponsor Letter Agreement, the form of Voting Agreement, the Lock-Up Agreement, the form of Registration Rights Agreement and the form of the PIPE Subscription Agreements are filed herewith as Exhibit 2.1, Exhibit 10.1, 10.2, 10.3, 10.4, and 10.5, respectively, and the foregoing descriptions of each of the Business Combination Agreement, the Sponsor Letter Agreement, the form of Voting Agreement, the Lock-Up Agreement, the form of Registration Rights Agreement and the form of the PIPE Subscription Agreements are qualified in their entirety by reference thereto.

Item 7.01 Regulation FD Disclosure.

On August 13, 2021, MTAC and Memic issued a joint press release announcing the execution of the Business Combination Agreement. A copy of the press release, which includes a link to a presentation containing additional information regarding the Merger and other transactions contemplated by the Business Combination Agreement, is attached hereto as Exhibit 99.1 and incorporated herein by reference. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act, or the Exchange Act.

Attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference is the form of presentation used by Memic in connection with the sale of Company Ordinary Shares to the PIPE Investors. Such exhibits and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Attached hereto as Exhibit 99.3 and incorporated into this Item 7.01 by reference is a copy of the transcript of a pre-recorded investor presentation provided on August 13, 2021 with respect to the Business Combination.

The information in this Item 7.01 (including Exhibits 99.1, 99.2 and 99.3) is being furnished and shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information About the Transactions and Where to Find It

Memic intends to file a registration statement on Form F-4 with the SEC, which will include a preliminary proxy statement/prospectus to be distributed to MTAC’s stockholders in connection with its solicitation of proxies for the vote by MTAC’s stockholders with respect to the Merger. Memic and MTAC urge investors and other interested persons to read, when available, the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the proposed transaction. After the registration statement has been filed and declared effective, MTAC will mail a definitive proxy statement/prospectus to its stockholders as of the record date established for voting on the Merger and the other proposals regarding the transactions contemplated by the Business Combination Agreement as set forth in the proxy statement/prospectus. The proxy statement/prospectus, once available, can be obtained, without charge, at the SEC’s web site (http://www.sec.gov). Memic or MTAC may also file other documents with the SEC regarding the Merger.

Participants in Solicitation

Memic and MTAC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from MTAC’s stockholders in connection with the Merger under the rules of the SEC. MTAC’s stockholders, Memic’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of Memic and MTAC in MTAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended by Amendment No. 1 to MTAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (File No.001-39813), or Memic’s Form F-4 (when available), as applicable, as well as their other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of MTAC’s stockholders in connection with the Merger and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the Merger (if and when they become available). Free copies of these documents can be obtained at the SEC’s website at www.sec.gov.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions contemplated by the Business Combination Agreement, including the Merger, and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of MTAC or Memic, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a definitive prospectus meeting the requirements of the Securities Act.

Forward Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Merger. Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements as to the expected timing, completion and effects of the Business Combination, are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of Memic’s and MTAC’s management, are not predictions of actual performance, and are subject to risks and uncertainties. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the risk that the Merger may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the Business Combination, including the failure to obtain approval of the stockholders of MTAC; the inability to complete the PIPE Investment; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the amount of redemption requests made by MTAC’s public stockholders; the effect of the announcement or pendency of the Merger on Memic’s business; risks that the Merger disrupts current plans and operations of Memic; challenges to Memic in the manufacture, commercialization and marketing of its medical device products; the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of Memic to grow, manage growth profitably and retain its key employees; Memic’s estimates of its financial performance; changes in general economic or political conditions; changes in the markets in which the Memic competes; the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; legislative or regulatory changes; industry risks related to the medical device and medical technology industries; competition; conditions related to Memic’s operations in Israel; risks related to data security and privacy; changes to accounting principles and guidelines; potential litigation relating to the proposed business combination; the ability to obtain and maintain the listing of Memic’s securities on the Nasdaq Capital Market; the price of Memic’s securities may be volatile; the ability to implement business plans, and other expectations after the completion of the Merger; and unexpected costs or expenses. The foregoing list of factors is not exhaustive. Foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of MTAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended by Amendment No. 1 to MTAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (File No.001-39813), and MTAC’s registration statement on Form S-1 (File No. 333-251037), and Memic’s registration statement on Form F-4 (when available) and other documents should be carefully considered, if and when filed by Memic or MTAC from time to time with SEC. If any of these risks materialize or these assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Memic nor MTAC presently know or that Memic and MTAC currently believe are immaterial that could also cause actual events and results to differ. In addition, forward-looking statements reflect Memic’s and MTAC’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Memic and MTAC anticipate that subsequent events and developments will cause Memic’s and MTAC’s assessments to change. While Memic and MTAC may elect to update these forward-looking statements at some point in the future, Memic and MTAC specifically disclaim any obligation to do so, unless required by applicable law.

Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Memic’s and MTAC’s control. The inclusion of financial information or projections in this communication should not be regarded as an indication that Memic or MTAC, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in MTAC and is not intended to form the basis of an investment decision in MTAC. All subsequent written and oral forward-looking statements concerning MTAC and Memic, the Merger or other matters and attributable to MTAC and Memic or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Disclaimer

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the Merger and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Memic, MTAC or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01. Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description

2.1*	Business Combination Agreement, dated August 12, 2021, by among MedTech Acquisition Corp., Memic Innovative Surgery Ltd., and Maestro Merger Sub, Inc.

10.1	Sponsor Letter Agreement, dated August 12, 2021

10.2	Form of Memic Voting Agreement

10.3	Confidentiality and Lock-Up Agreement, dated August 12, 2021, by and among Memic Innovative Surgery Ltd., MedTech Acquisition Corp., MedTech Acquisition Sponsor LLC and the other parties named therein.

10.4	Form of Registration Rights Agreement

10.5	Form of PIPE Subscription Agreement

99.1	Press Release, dated August 13, 2021

99.2	Investor Presentation, dated August 13, 2021

99.3	Script for August 13, 2021 Investor Call

*	Schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDTECH ACQUISITION CORP.

Dated: August 13, 2021	By:	/s/ Chris Dewey
	Name:	Chris Dewey
	Title:	Chief Executive Officer